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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     Tefron Ltd. manufactures intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Mervyn's, Patagonia Adidas and Reebok, and other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. Our Healthcare Division manufactures and sells a range of textile healthcare products.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

     The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

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THREE MONTHS ENDED JUNE 30, 2005
--------------------------------

            SALES

            Sales for the second quarter ended June 30, 2005 increased by 9.1% to $49.8 million, compared to sales of $45.6 million for the second quarter ended June 30, 2004. This increase in sales was primarily due to an increase in sales of our active wear products which was partially offset by a decrease in our intimate apparel products.

            COST OF SALES

            Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 9.0% to $41.4 million in the second quarter of 2005 as compared to $38.0 million in the equivalent period of 2004. This increase in cost of sales was primarily due to the increase in sales.

            As a percentage of sales, cost of sales in the second quarter of 2005 decreased to 83.2% as compared to 83.3% in the second quarter of 2004.

            SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

            Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses decreased by 11.1% to $4.9 million in the second quarter of 2005 as compared to $5.5 million in the equivalent period of 2004 due to improved delivery to our customers and to a decrease in amortization of deferred stock compensation.

            As a percentage of sales, selling, general and administrative expenses decreased to 9.9% in the second quarter of 2005 as compared to 12.1% in the second quarter of 2004. This decrease was mainly attributed to a reduction of air freight expenses due to improved delivery to our customers and to a decrease in amortization of deferred stock compensation.

            FINANCING EXPENSES, NET

            Financing expenses, net, decreased to $0.9 million in the second quarter of 2005 as compared to $1.3 million in the equivalent period of 2004. This decrease in financing expenses was primarily due to the strengthening of the USD as compared to the NIS and the EUR.

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            INCOME TAXES

            Tax expense for the second quarter of 2005 was $0.7 million as compared to $0.3 million for the second quarter of 2004. This increase is a result of an increase in pretax profit which was $2.6 million for the second quarter of 2005 compared to $0.8 million for the second quarter of 2004.

            LIQUIDITY AND CAPITAL RESOURCES

            During the second quarter of 2005, the company generated $6.9 million of cash flow from operations compared to $2.9 million during the second quarter of 2004. This cash flow was used to repay $3.7 million in bank debt, invest $1.7 million in machinery and equipment, net of grants received, and together with other cash flow activities increased the cash and cash equivalents balance by $1.3 million from $4.9 million at March 31, 2005 to $ 6.2 million at June 30, 2005.


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SIX MONTHS ENDED JUNE  30, 2005
-------------------------------

            SALES

            Sales for the six months ended June 30, 2005 increased by 8.4% to $102.4 million, compared to sales of $94.5 million for the six months ended June 30, 2004. This increase in sales was primarily due to an increase in sales of our active wear products and of our swimwear products which was partially offset by a decrease in our intimate apparel products.

            COST OF SALES

            Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 7.6% to $85.7 million in the first half of 2005 as compared to $79.6 million in the equivalent period of 2004. This increase in cost of sales was primarily due to the increase in sales.

            As a percentage of sales, cost of sales in the first half of 2005 decreased to 83.7% as compared to 84.3% in the first half of 2004. This improvement was mainly due to increased efficiency in our Hi-Tex division.

            SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

            Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses decreased by 6.6% to $10.0 million in the first half of 2005 as compared to $10.7 million in the equivalent period of 2004 due to improved delivery to our customers and to a decrease in amortization of deferred stock compensation.

            As a percentage of sales, selling, general and administrative expenses decreased to 9.8% in the second quarter of 2005 as compared to 11.4% in the first half of 2004. This decrease was mainly attributed to a reduction of air freight expenses due to improved delivery to our customers and to a decrease in amortization of deferred stock compensation.

            FINANCING EXPENSES, NET

            Financing expenses, net, were $1.7 million in the first half of 2005, which were at the same level as in the equivalent period of 2004. The finance income increase in the first half of 2005 as a result of the strengthening of the USD as compared to the NIS and EUR was offset by an increase in interest expenses on our long term bank loans due to the refinancing we performed and the increase in the LIBOR.

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            INCOME TAXES

            Tax expense for the first half of 2005 was $1.4 million compared to $1.2 million for the first half of 2004. The main reason for this increase is the increase in pretax profit which was $5.0 million for the second quarter of 2005 compared to $2.4 million for the second quarter of 2004. In addition, the reported tax rate for the first six months of 2004 was higher than the usual tax rate of the company primarily due to a one-time expense related to a reduction of a deferred tax asset in our US subsidiary Alba Waldensian, as a result of an adjustment of our expected utilization of tax losses in light of expected future earnings.

            LIQUIDITY AND CAPITAL RESOURCES

            During the first half of 2005, the company generated $12.0 million of cash flow from operations compared to $5.4 million during the first half of 2004.

            This cash flow was used to repay $6.0 in bank debt, invest $3.2 million in machinery and equipment, net of grants received, and together with other cash flow activities increased the cash and cash equivalents balance by $2.7 million from $3.6 million at December 31, 2004 to $6.2 million at June 30, 2005.